

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Ophir Yakovian
Chief Financial Officer
Caesarstone Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re: Caesarstone Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 23, 2020**
> **Form 6-K filed May 6, 2020**
> **File No. 001-35464**

Dear Mr. Yakovian:

We have reviewed your July 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

Form 6-K filed on May 6, 2020

Exhibit 99.1, page 1

1. You state in your response that financial information regarding each region is partially available. You also disclose on page 49 of your 2019 Form 20-F that gross profit margins on sales in your direct markets are generally higher than in your indirect markets, that in many markets your expansion strategy is to work with third-party distributors, and that in the future you intend to evaluate potential markets to distribute directly. For the partially available financial information for each region discussed in your response and for the gross profit margins for your direct and indirect markets, please describe the financial information available in detail, whether and how often it is provided to the CODM, and

whether and in what circumstances it is reviewed by the CODM for the purpose of allocating resources and assessing performance.

 You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing